Date April 12, 2013

Mark P. Shuman Securities and Exchange Commission

Re:

Bookedbyus Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed March 25, 2013

File No. 333-176705

In response to your letter dated April 10, 2013, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Bookedbyus Inc. (the “Company”).  Amendment No. 6 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s April 10, 2013 letter in italicized text immediately before our response.

General

1. Please explain to us how you determined that you are not and have not been a shell company. See Rule 405 of Regulation C and for guidance, refer to Section II.A of SEC Release No. 33-8587. Alternatively, disclose that you are a shell company on your prospectus cover page and in your prospectus summary, and revise your disclosure throughout your prospectus as follows. Include a risk factor, or risk factors, discussing the potential risks associated with investing in a shell company. Specifically discuss the impact of Securities Act Rule 144(i), which will prohibit the use of the Rule 144 safe harbor until one year after you cease to be a shell company, are an Exchange Act reporting company, are current in your periodic reports, and have filed Form 10 level disclosure for operating business activities. Address the potential effects on your ability to attract additional capital through unregistered offerings, and on the liquidity of your shares. As applicable, revise your discussion of Rule 144 on page 23 to describe the steps that you must take before any holders of restricted or control securities can use the exemption. Finally, please note that shell companies may not use registration statements on Form S-8.

Response:

We have amended our disclosure as requested.  We believe the potential effects on the liquidity of our shares is addressed on the revisions to page 23. Furthermore, we note that may not use registrations statements on Form S-8. We did not intend to make reference to Form S-8 in our revised disclosure.

Management’s Discussion and Analysis

Results of Operations, page 62

2. We note your response to prior comment 4. Please explain the decline in revenue for the three months ended November 30, 2012, compared with the three months ended November 30, 2011. See Item 303(b) of Regulation S-K. In addition, provide a more detailed discussion of the nature of the professional fees incurred during your two most recent fiscal years. See Item 303(a) of Regulation S-K.

Response:

We have revised our disclosure as requested.

Exhibits, page 74

3. Please tell us whether you have any contracts for the consulting project that has been your source of limited revenue since inception. If you have any contracts, please file them as exhibits and discuss their material terms, such as their duration. Alternatively, explain why Item 601(b)(10) of Regulation S-K is inapplicable.

Response:

There are no contracts for the consulting project.

We trust this meets with your approval.

Sincerely,

//Fred Person

President